Exhibit 21.1

Legal Name	Jurisdiction

InvenSense China Ltd.	China

InvenSense G.K.	Japan

InvenSense Hong Kong Holding Limited	Hong Kong

InvenSense International FZE	United Arab Emirates

InvenSense International, Inc.	Cayman Islands

InvenSense Korea, Ltd.	Republic of Korea

InvenSense Taiwan Co., Ltd.	Taiwan

InvenSense Taiwan Sales Co., Ltd.	Taiwan